Exhibit 99.1

Investor Contact
Michael W. McCarthy
mmccarthy@ambientcorp.com
(617) 614-6906

Ambient Corporation Reports Results for the First Quarter of 2013

Newton, MA, May 13, 2012 – Ambient Corporation (NASDAQ: AMBT), provider of a secure, flexible, and scalable smart grid platform, announced today financial results for the first quarter ended March 31, 2013, and its plans to reduce its operating expenses, primarily through a reduction in its workforce and compensation reductions to senior management.

Total revenue for the first quarter of 2013 was approximately $5.0 million, compared to approximately $13.3 million in the first quarter of 2012.  The decrease in total revenue year-over-year is attributable primarily to the near completion by the Company’s largest customer of its grid modernization project in Ohio.

Gross margin for the quarter ended March 31, 2013, was 41%, compared to 44% in the first quarter of 2012.  Gross margin declined slightly as a result of lower sales volume.

Research and development expenses remained constant at approximately $3.3 million for the first quarters ended March 31, 2013, and 2012, respectively.

Selling, general, and administrative expenses for the quarter ended March 31, 2013, were approximately $2.3 million, compared to approximately $2.1 million in the first quarter of 2012. The increase in selling, general, and administrative expenses was due to increased personnel and related costs associated with efforts to market the Company’s communications and applications platform.

Net loss for the first quarter of 2013 was approximately $3.5 million, or $0.21 per share, compared to a net loss of $184,000, or $0.01 per share, on a fully diluted basis, for the same period in 2012.

For the period ended March 31, 2013, the Company had cash and cash equivalents of approximately $11.0 million.

The Company expects total restructuring costs related to the workforce reduction to be approximately $350,000, primarily representing the cost of severance to impacted employees.  These costs are expected to be incurred in the quarter ending June 30, 2013.

Mr. John J. Joyce, Chairman and Chief Executive Officer stated, “The considerable operating benefits of Ambient's communications and applications platform have been proven. We have expanded our product range and are set to capitalize on the existing strengths of our solution.  We have reduced our operating expenses to improve efficiency and take into account market conditions. We remain positive and forward-looking as we continue to promote our solution, which improves grid visibility, helps deliver reliable service, and can be implemented in grid modernization initiatives cost-effectively now and in the future.

About Ambient Corporation
Ambient designs, develops and sells the Ambient Smart Grid® communications platform. The Ambient Smart Grid products and services include communications nodes; a network management system, AmbientNMS®; integrated applications; and maintenance and consulting services. Using open standards-based technologies along with in-depth industry experience, Ambient provides utilities with solutions for their smart grid initiatives. Headquartered in Newton, MA, Ambient is a publicly traded company (NASDAQ: AMBT). More information on Ambient is available at www.ambientcorp.com.

This press release contains statements about our future and the future of our industry and markets that are “forward-looking statements” within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon our current expectations, estimates and projections about our business and our industry and reflect our beliefs and assumptions based upon information available to us at the date of this release. These forward-looking statements are not guarantees of future performance. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements as a result of a number of factors, which could have a material adverse effect on our operations and future prospects.  These factors include, without limitation, our ability to retain and attract customers, particularly in light of our dependence on a single customer for substantially all of our revenue; our expectations regarding our expenses and revenue; expectations regarding our ability to reduce operating expenses as a result of streamlining operations;  anticipated trends and challenges in our business and the markets in which we operate, including the market for smart grid technologies; our expectations regarding competition as more and larger companies enter our markets and as existing competitors improve or expand their product offerings; our plans for future products and enhancements of existing products; our anticipated cash needs and our estimates regarding our capital requirements; our anticipated growth strategies; and other risks and uncertainties described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities And Exchange Commission on March 11, 2013. We undertake no obligation to publicly update or revise any forward-looking statements.

Ambient®, Ambient Smart Grid® and AmbientNMS® are registered trademarks of Ambient Corporation. Ambient MiniNode™, Ambient MicroNode™ and AmbientPQM™ are trademarks of Ambient Corporation.

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AMBIENT CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(in thousands, except share and per share data)

March 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 11,028	$ 13,314
Accounts receivable	99	2,287
Inventory	148	575
Prepaid expenses and other current assets	507	709
Total current assets	11,782	16,885
Property and equipment, net	1,332	1,444
Total assets	$ 13,114	$ 18,329
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 860	$ 2,842
Accrued expenses and other current liabilities	842	1,139
Deferred revenue	775	683
Accrued warranty	119	126
Warrant liability	-	3
Total current liabilities	2,596	4,793
Total liabilities	$ 2,596	$ 4,793
Stockholders' Equity:		
Preferred stock, $0.001 par value; 5,000,000 authorized, none issued and outstanding	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized; 16,664,553 shares issued and outstanding	17	17
Additional paid-in capital	240,778	240,340
Accumulated deficit	(230,277)	(226,821)
Total stockholders' equity	10,518	13,536
Total liabilities and stockholders' equity	$ 13,114	$ 18,329

AMBIENT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(in thousands, except per share data)